Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen California Municipal Value Fund 2

811-22272


In March 2017 the Board of the above referenced
Registrant approved adding a non-fundamental investment policy prohibiting the Registrant from investing in defaulted securities or in the securities of an issuer that is in bankruptcy at the time of investment. There is an exception to this prohibition, where, pursuant to the Sub-
Advisers policy regarding municipal workouts, the Registrant may invest in defaulted securities from an issuer of a security it already owns, or some other party, to help facilitate a favorable resolution to a municipal workout.